UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WidePoint Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

967590 10 0
(CUSIP Number)

March 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 967590 10 0

1		NAME OF REPORTING PERSONS Samuel Andrew Donaldson (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,545,779 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,779 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,779 (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Footnotes:
(1) The Schedule 13G previously filed incorrectly reported incomplete ownership. The shares were at all times held jointly by the reporting person and his spouse, with joint voting power and joint dispositive power. The reporting person had sole voting power and sole dispositive power over zero shares of the issuer's stock.

(2) The reporting person shares voting power and dispositive power over the shares jointly with his spouse. This Amendment to Schedule 13G is being filed on behalf of reporting person and his spouse.

CUSIP NO. 967590 10 0

Item 1(a).	Name of Issuer:

WidePoint Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18W100 22nd Street, Suite 124, Oakbrook Terrace, Illinois 60181

Item 2(a).	Name of Person Filing:

Samuel Andrew Donaldson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1121 Crest Lane, McLean, Virginia 22101

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

967590 10 0

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP NO. 967590 10 0

Item 4.	Ownership (shares beneficially owned as of the date of this filing):

(a)	Amount Beneficially Owned: 3,545,799

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,545,799

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,545,799

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP NO. 967590 10 0

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2011

       /s/ Samuel Andrew Donaldson
Samuel Andrew Donaldson

CUSIP NO. 967590 10 0

1		NAME OF REPORTING PERSONS Janice Smith Donaldson (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,545,779 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,545,779 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,779 (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Footnotes:
(1) The Schedule 13G previously filed incorrectly reported incomplete ownership. The shares were at all times held jointly by the reporting person and her spouse, with joint voting power and joint dispositive power. The reporting person’s spouse had sole voting power and sole dispositive power over zero shares of the issuer's stock.

(2) The reporting person shares voting power and dispositive power over the shares jointly with her spouse. This Amendment to Schedule 13G is being filed on behalf of reporting person and her spouse.

CUSIP NO. 967590 10 0

Item 1(a).	Name of Issuer:

WidePoint Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18W100 22nd Street, Suite 124, Oakbrook Terrace, Illinois 60181

Item 2(a).	Name of Person Filing:

Janice Smith Donaldson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1121 Crest Lane, McLean, Virginia 22101

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

967590 10 0

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP NO. 967590 10 0

Item 4.	Ownership (shares beneficially owned as of the date of this filing):

(a)	Amount Beneficially Owned: 3,545,799

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,545,799

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,545,799

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP NO. 967590 10 0

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2011

       /s/ Janice Smith Donaldson
Janice Smith Donaldson

CUSIP NO. 967590 10 0

EXHIBIT 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT (this “Agreement”) is made and entered into effective as of March 14, 2011, by and between Samuel Andrew Donaldson and Janice Smith Donaldson.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13G Statement (“Statement”) need to be filed whenever two (2) or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities; provided that said persons agree in writing that such statement if filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Each of Samuel Andrew Donaldson and Janice Smith Donaldson hereby agree, in accordance with Rule 13d-1(k) under the Act to file one Statement (and one of any future Statements) relating to their ownership of the Common Stock of WIDEPOINT CORPORATION,  a Delaware corporation, and does hereby further agree that said Statement(s) be filed on behalf of each of Samuel Andrew Donaldson and Janice Smith Donaldson.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of WIDEPOINT CORPORATION.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

_/s/ Samuel Andrew Donaldson____________
Samuel Andrew Donaldson _/s/ Janice Smith Donaldson________________ Janice Smith Donaldson